Exhibit 99.1

Ballard Announces Resignation of Weichai's Nominee Directors and Sale of Weichai's Shares

VANCOUVER, BC, May 14, 2026 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced the resignation of Weichai Power Co., Ltd. ("Weichai") board nominees, Michael Chen and Huajie Wang, from Ballard's Board of Directors effective May 13th.

The resignations follow the sale of approximately 6.9 million Ballard common shares by Weichai Power (the "Share Sale") through its subsidiary, Weichai Power Hong Kong International Development Co., Ltd., ("Weichai Hong Kong").  As a result of the Share Sales, Weichai now owns less than 15% of Ballard's outstanding shares and is no longer entitled to appoint two nominees to Ballard's board of directors under the terms of its investor rights agreement with Ballard, prompting the resignations by Mr. Chen and Mr. Wang.  Going forward, Weichai will no longer be entitled to appoint nominees to Ballard's Board of Directors.

"Ballard appreciates Weichai's support and partnership and thanks Michael and Huajie for their contributions as board members in our joint effort to advance fuel cell commercialization opportunities in China and globally," said Jim Roche, Chair of Ballard's Board of Directors.

Ballard remains focused on executing its strategy, supporting customers worldwide, and strengthening its position as a leader in zero-emission fuel cell solutions.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

Further Information
Sumit Kundu – Investor Relations, +1.604.453.3517 or investors@ballard.com

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 21:30e 14-MAY-26